Exhibit 99.1

Cellebrite Reports Third-Quarter 2026 Results

Third-Quarter ARR Growth of 20% and TTM Free Cash Flow Margin of 31%

Net income of $26.7 million; Non-GAAP net income of $45.6 million and adjusted EBITDA of $53.6 million, 36% adjusted EBITDA margin

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, November 12, 2026 – Cellebrite DI Ltd. (NASDAQ: CLBT), a global leader in AI-powered Digital Investigative and Intelligence solutions for the public and private sectors, today announced financial results for the three and nine-months ending September 30, 2026.

Shiv Ramji, Cellebrite’s CEO, stated, “Cellebrite executed better in the third quarter, with ARR, revenue and adjusted EBITDA all finishing above our targets. Our topline expansion was driven by strong international performance, another acceleration in U.S. Federal, and Genesis gained meaningful traction in its first full quarter. The combination of revenue growth and prudent investment enabled us to drive a meaningful increase in operating profitability and free cash flow.”

Ramji concluded, “We also made important strategic and operational progress in the third quarter that we believe will better position us to expand our business around the globe. At the same time, as a result of our strong third-quarter performance, we have raised our 2026 adjusted EBITDA outlook. As we advance our planning for next year, we are mobilizing to use Genesis as the foundation for our next-generation platform for investigations and intelligence-led operations — a major initiative that we anticipate will substantially elevate our value proposition and further advance our mission of helping customers around the globe protect their nations, communities and businesses.”

Third-Quarter 2026 Financial Highlights

●	Total Annual Recurring Revenue (ARR) of $528.5 million, up 20% year-over-year

●	Recurring revenue dollar-based net retention rate of 116%

●	Revenue of $149.0 million, up 18% year-over-year

●	Subscription revenue was $134.9 million, a year-over-year increase of 20%

●	GAAP gross profit and gross margin of $121.0 million and 81.2%, respectively; Non-GAAP gross profit and gross profit margin of $127.7 million and 85.7%, respectively

●	GAAP net income of $26.7 million; Non-GAAP net income of $45.6 million

●	GAAP diluted earnings per share of $0.10; Non-GAAP diluted earnings per share of $0.17

●	Adjusted EBITDA and Adjusted EBITDA margin of $53.6 million and 36.0%, respectively

●	Free cash flow for the trailing twelve months of $166.0 million, or a 30.9% margin

Recent Business Highlights

Strategy

●	Plans to Redomicile in the United States: In mid-September, Cellebrite announced plans to pursue a corporate reorganization, establishing a new United States corporation as the ultimate parent company, subject to shareholder and regulatory approvals. Cellebrite believes that redomiciling in the U.S. will better position the Company for growth in its largest geographic market and with other large government customers outside of the U.S., as well as increase Cellebrite’s appeal across a broader investor pool through inclusion in key U.S. stock indices.

Innovation

●	Genesis Momentum: Cellebrite Genesis, the Company’s purpose-built agentic AI solution, has continued to build momentum in its first full quarter of availability since its official launch on June 10, 2026 with initial availability for state and local government customers in North America. Since then, Genesis has been made generally available to both public and private sector customers in Australia, the United Kingdom and the European Union.

●	Increased Investment and New Leadership for Cellebrite Labs: In mid-September, Cellebrite announced expanded resources and new leadership for Cellebrite Labs, the team responsible for much of the core mobile research behind the company’s access, extraction and decoding technology. Cellebrite Labs is now led by Chris Wade, Cellebrite’s Chief Technology Officer, as part of the Company’s Innovation Hub.

●	Autumn Release: Last month, Cellebrite announced its Autumn 2026 Release, showcasing the Company’s latest product innovations. Among the highlights were powerful new and enhanced AI capabilities for Genesis, Pathfinder and Corellium; expanded access capabilities for mobile phones and drones; and new features within Guardian and Pathfinder to address emerging customer requirements.

●	Cellebrite Tactical Extraction Kit (C-TEK): In late August, Cellebrite launched the C-TEK, a ruggedized, all-in-one mobile forensics field kit packaged in a standard-size backpack. This purpose-built solution provides military teams with the hardware, software and power to access and analyze devices at the point of capture.

●	Security and Compliance Milestones: Cellebrite achieved two independent cybersecurity milestones in September that strengthen its position with government customers in the U.S. and Australia. Cellebrite Guardian completed an assessment at the PROTECTED level under Australia’s Infosec Registered Assessors Program (IRAP), a key milestone to support adoption of Cellebrite’s cloud-based evidence management solution by Australian national, regional and local government customers. In addition, Cellebrite Federal Solutions achieved Cybersecurity Maturity Model Certification (CMMC) Level 2 ahead of the Department of War’s move to mandatory third-party assessment, removing a barrier to entry for federal work.

Leadership

●	Rogerio Rizzi Appointed EVP, Corporate Strategy and Development: Last week, Cellebrite announced that Rogerio Rizzi joined the Company as executive vice president of Corporate Strategy and Development. Rizzi, an engineer by training who most recently led corporate strategy at Okta, brings substantial experience in AI, technology and corporate strategy to Cellebrite.

Customers & Go-To-Market

●	Expansion of Global Digital Community for Digital Forensics and Investigative Professionals: In mid-September, Cellebrite announced the expansion of The 101, a purpose-built global digital community for digital forensics and investigative professionals available to customers through the MyCellebrite portal. The 101 community enables more than 62-thousand users to participate in discussion groups, ask questions and share knowledge with peers and Cellebrite experts around the world.

●	2027 JUSTYS Nominations: In late September, Cellebrite announced the next evolution of the Digital Justice Awards, known as the JUSTYS. The 2027 program introduces more rigorous judging criteria, an elevated panel of judges and new crime-specific categories for its Case of the Year awards. The JUSTYS will be presented on Tuesday, April 13, 2027, during Cellebrite’s annual C2C User Summit. Jesse Weber, host of Law&Crime’s Sidebar and Prime Crime, Will host of the 2027 JUSTYS, which will be streamed live on Law&Crime Network’s YouTube channel.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Corellium Update

Cellebrite’s acquisition of Corellium continues to undergo review by the Committee on Foreign Investment in the United States (CFIUS). The Company is seeking to address CFIUS’ concerns in lieu of potential divestment. The Company has not received a final and binding decision from CFIUS and cannot predict the ultimate outcome.

Financial Outlook

David Barter, Cellebrite’s CFO, said, “Cellebrite’s third-quarter free cash flow of $51.8 million reflects our strong operating results. Based on our year-to-date performance and the near-term opportunities we see, we are reaffirming our full-year 2026 ARR outlook while fine-tuning this year’s revenue targets to reflect more ratable revenue from cloud and AI and less hardware revenue compared with the third quarter. We have also raised our full-year 2026 adjusted EBITDA outlook to $163 million to $166 million to reflect the outperformance from the third quarter. We remain well positioned to deliver a free cash flow margin of approximately 30% for the full year.”

The Company’s fourth quarter and full-year 2026 financial expectations are as follows:

	Fourth-Quarter 2026 Expectations	Full-Year 2026 Expectations
	(as of 11/12/26)	(as of 11/12/26)
ARR	--	$550 million - $560 million
Annual Growth	--	14% - 16%
Revenue	$145 million - $150 million	$553 million - $558 million
Annual Growth	13% - 16%	16% - 17%
Adjusted EBITDA	$47 million - $50 million	$163 million - $166 million
Adjusted EBITDA margin	32% - 33%	29% - 30%

Conference Call Information

Cellebrite will host a live conference call and webcast later today to review the Company’s third-quarter 2026 financial results and discuss its full-year 2026 outlook. Pertinent details include:

Date:	Thursday, November 12, 2026
Time:	8:30 a.m. ET
Call-In Number:	929-203-1911 / 888-660-6196
Conference ID:	CLBTQ326
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q3-2026-financial-results-conference-call-webcast
Webcast URL:	https://app.webinar.net/DY1J28p2MGa

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and adjusted EBITDA is helpful to investors. These measures, which the Company refers to as its non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility into the underlying performance of its business:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition;

●	Acquisition-related expenses, which consist of third-party legal and advisory fees associated with M&A opportunities, and executive severance expenses, which are related to the cash component of contractual severance due to our former CEO and CFO, are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial income, net, consists primarily of interest income on cash and investments, and varies with cash balances and interest rates. Excluding this item enhances comparability across periods and with peers.

Free cash flow is calculated as net cash provided by or used in operating activities less purchases of property and equipment and the capitalization of software development costs (collectively referred to as capital expenditures). We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash provided by or used in our operations that, after the investments in capital expenditures, can be used for strategic initiatives.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected to be a recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, share-based compensation expense for future awards, tax expense, and depreciation and amortization expense.

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the value of subscription-based customer agreements encompassing term-based on-premise software and cloud-based software, including those offerings delivered under a recurring consumption-based model, that are in effect at the end of the reporting period. For subscription-based agreements, ARR is calculated as the total contract value of the agreement divided by the length of the agreement, measured as of the end of the period and assuming no increases or reductions to the customer’s subscription. For consumption-based cloud software subscriptions, ARR is calculated as the total contract value of the subscription divided by the length of the agreement, assuming no increases or reductions in the customer’s usage rate. For agreements with a term of less than 12 months, ARR is calculated as the total contract value of the agreement, without annualization. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers, including contracts for which we are actively negotiating a subscription renewal, which continue to be included in ARR until the customer notifies the Company that it does not intend to renew. ARR is not a forecast of future subscription revenue, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, estimated financial information for the fourth quarter of 2026 and for fiscal year 2026 including those statements with respect to important strategic and operational progress in the third quarter that we believe will better position us to expand our business around the globe; mobilizing to use Genesis as the foundation for our next-generation platform for investigations and intelligence-led operations — a major initiative that we anticipate will substantially elevate our value proposition and further advance our mission of helping customers around the globe protect their nations, communities and businesses; our belief that redomiciling in the U.S. will better position the Company for growth in its largest geographic market and with other large government customers outside of the U.S., as well as increase Cellebrite’s appeal across a broader investor pool through inclusion in key U.S. stock indices; based on our year-to-date performance and the near-term opportunities we see, we are reaffirming our 2026 full-year ARR and fine-tuning this year’s revenue targets to reflect more ratable revenue from cloud and AI and less hardware revenue compared with the third quarter; we have also raised our full-year 2026 adjusted EBITDA target to $163 million to $166 million to reflect the outperformance from the third quarter; we remain well positioned to deliver a free cash flow margin of approximately 30% for the full year; and as we advance our 2027 planning, we remain focused on investing in our platform to drive durable, profitable ARR growth and further improvement in our free cash flow margin;; as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and challenges and evolving industry standards with respect to software, artificial intelligence, or device access, to adapt to changing market potential within our markets and to successfully launch new solutions and add-ons that meet or exceed customer needs; our material dependence on the acceptance of our solutions by domestic and international law enforcement, public safety, defense and intelligence agencies; real or perceived errors, failures, defects or bugs in our solutions; licensing of technology from third parties, including our dependence on maintaining those licenses or seeking alternative solutions; failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of our markets, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry; the misuse of our solutions by our customers which may achieve suboptimal results or be perceived as incompatible with human rights; our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions; our dependence on our customers to renew their subscriptions and purchase additional subscriptions or services from us; conducting a low volume of our business via e-commerce; the use of artificial intelligence in our digital investigation platform; the availability of financing sources on reasonable terms or at all; our reliance on third-party suppliers for certain components, products or services, including risks relating to the availability of raw materials or components; challenges associated with large transactions, including with respect to longer sales cycles, as well as with developing, offering, implementing, and maintaining new solutions; risk of security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions which are critical to our operations and maintaining the trust and confidence of our customers; risks associated with political, geo-political and reputational factors related to our business or operations, including Cellebrite operations in Israel and/or negative publicity, including with respect to the nature of our solutions; risks associated with our ability to obtain CFIUS approval for the acquisition of Corellium in lieu of potential divestment and with our ongoing compliance with national security agreements entered into with the U.S. government; risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open-source-software components we may use risks relating to the regulatory constraints to which we are subject, including Israeli export laws, our compliance with such laws and related export licenses issued from the government of Israel; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, rising global inflation, and exposure to regions subject to political or economic instability, including the State of Israel; uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, or outbreaks of disease, as well as the resulting impact on information technology spending and government budgets, on our business and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 3, 2026, and in other documents filed by Cellebrite with the SEC, which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to protect communities, nations and businesses as a global leader in digital investigative and intelligence solutions. More than 7,000 global law enforcement agencies, defense and intelligence organizations and enterprises trust Cellebrite’s AI-powered software portfolio to make forensically sound digital data more accessible and actionable. Cellebrite technology allows customers to accelerate nearly 3 million legally sanctioned investigations annually, enhance sovereign security, elevate operational efficacy and efficiency and enable advanced mobile research and application security. Available via cloud, on-premises and hybrid deployments, Cellebrite’s technology enables its customers around the globe to advance their missions, elevate public safety and safeguard data privacy. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com and find us on social media @Cellebrite.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations & Treasury

investors@cellebrite.com

+1 973.206.7760

Media

Jackie Labrecque

Director, PR and Executive Communications

jackie.labrecque@cellebrite.com

+1 771.241.7010

Cellebrite DI Ltd.

Third-Quarter 2026 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	149,022	126,029	408,461	346,854
Gross profit	121,047	105,715	332,859	291,373
Gross margin	81.2%	83.9%	81.5%	84.0%
Operating income	26,875	18,990	42,943	45,675
Operating margin	18.0%	15.1%	10.5%	13.2%
Net income	26,656	20,189	43,965	57,065
Cash flow from operating activities	56,581	33,272	94,055	86,733

Non-GAAP Financial Data:
Operating income	51,530	35,970	109,921	84,165
Operating margin	34.6%	28.5%	26.9%	24.3%
Net income	45,550	36,860	105,862	93,812
Adjusted EBITDA	53,625	37,739	116,032	89,300
Adjusted EBITDA margin	36.0%	29.9%	28.4%	25.7%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	September 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$223,055	$124,457
Short-term deposits	121,207	161,049
Marketable securities	139,607	151,544
Trade receivables (net of allowance for credit losses of $439 and $506 as of September 30, 2026 and December 31, 2025, respectively)	139,816	104,972
Prepaid expenses and other current assets	21,375	19,630
Contract acquisition costs	5,844	6,595
Inventories	7,509	7,603
Total current assets	658,413	575,850

Non-current assets
Other non-current assets	7,803	14,618
Marketable securities	109,410	97,959
Deferred tax assets, net	11,791	10,880
Property and equipment, net	27,431	22,209
Operating lease right-of-use assets	16,151	16,308
Intangible assets, net	117,928	81,469
Goodwill	119,559	119,559
Total non-current assets	410,073	363,002
Total assets	$1,068,486	$938,852

Liabilities and shareholders’ equity
Current Liabilities
Trade payables	$20,473	$16,834
Other accounts payable and accrued expenses	73,351	71,244
Deferred revenues	295,513	277,583
Operating lease liabilities	6,115	3,996
Total current liabilities	395,452	369,657

Long-term liabilities
Other long-term liabilities	25,424	16,677
Deferred revenues	51,065	49,526
Operating lease liabilities	17,238	18,674
Total long-term liabilities	93,727	84,877
Total liabilities	489,179	454,534

Shareholders’ equity
Share capital	* )	* )
Additional paid-in capital	622,769	568,721
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive (loss) income	(804)	2,220
Accumulated deficit	(42,573)	(86,538)
Total shareholders’ equity	579,307	484,318
Total liabilities and shareholders’ equity	$1,068,486	$938,852

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Subscription services	$101,163	$84,195	$295,397	$241,697
Term-license	33,742	28,531	76,851	69,819
Total subscription	134,905	112,726	372,248	311,516
Other non-recurring	6,425	5,504	14,005	13,207
Professional services	7,692	7,799	22,208	22,131
Total revenue	149,022	126,029	408,461	346,854

Cost of revenue:
Subscription services	14,951	10,005	43,017	26,959
Term-license	1,337	—	3,490	—
Total subscription	16,288	10,005	46,507	26,959
Other non-recurring	6,189	4,791	13,450	11,290
Professional services	5,498	5,518	15,645	17,232
Total cost of revenue	27,975	20,314	75,602	55,481

Gross profit	$121,047	$105,715	$332,859	$291,373

Operating expenses:
Research and development, net	36,387	28,124	108,220	84,012
Sales and marketing	36,831	38,800	123,806	116,253
General and administrative	20,954	19,801	57,890	45,433
Total operating expenses	$94,172	$86,725	$289,916	$245,698

Operating income	$26,875	$18,990	$42,943	$45,675
Financial income, net	4,866	5,298	13,619	18,732
Income before tax	31,741	24,288	56,562	64,407
Tax expense	5,085	4,099	12,597	7,342
Net income	$26,656	$20,189	$43,965	$57,065

Earnings per share
Basic	$0.11	$0.08	$0.18	$0.24
Diluted	$0.10	$0.08	$0.17	$0.23

Weighted average shares outstanding
Basic	249,475,824	243,508,803	247,865,510	240,394,282
Diluted	254,362,925	249,719,713	253,087,365	249,357,070

Other comprehensive income (loss):
Unrealized (loss) income on hedging transactions	(1,421)	(665)	(1,584)	1,492
Unrealized (loss) income on marketable securities	(1,175)	198	(2,489)	301
Currency translation adjustments	190	287	1,049	(1,420)
Total other comprehensive (loss) income , net of tax	(2,406)	(180)	(3,024)	373
Total comprehensive income	$24,250	$20,009	$40,941	$57,438

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flow from operating activities:

Net income	$26,656	$20,189	$43,965	$57,065
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	15,446	15,308	45,079	32,895
Amortization of premium, accretion of discount and accrued interest on marketable securities	(732)	(488)	(2,117)	(2,213)
Depreciation and amortization	9,339	2,703	25,259	7,926
Interest income from short-term deposits	(1,844)	(1,734)	(5,373)	(6,417)
Deferred tax assets, net	70	(51)	(695)	(1,824)
Increase in trade receivables	(29,132)	(11,225)	(34,761)	(20,435)
Increase in deferred revenue	33,401	13,310	20,527	16,612
(Increase) decrease in other non-current assets	(459)	398	(160)	1,393
Decrease in prepaid expenses and other current assets	810	336	197	3,068
Changes in operating lease right-of-use assets	1,200	1,197	3,313	3,423
Changes in operating lease liability	(813)	(892)	(2,473)	(2,603)
Decrease in inventories	878	882	163	348
Increase (decrease) in trade payables	2,273	713	3,467	(499)
Decrease in other accounts payable and accrued expenses	(1,363)	(8,032)	(4,858)	(2,562)
Increase in other long-term liabilities	851	658	2,522	556
Net cash provided by operating activities	56,581	33,272	94,055	86,733

Cash flows from investing activities:
Capital expenditures	(4,784)	(3,322)	(10,893)	(9,269)
Cash paid in conjunction with acquisitions, net of acquired cash	—	—	(15,278)	—
Purchase of Intangible assets	(8,470)	—	(24,089)	—
Investment in marketable securities	(70,826)	(12,057)	(195,451)	(195,203)
Proceeds from maturities of marketable securities	29,277	58,597	90,222	118,220
Proceeds from sales of marketable securities	49,796	—	105,342	31,166
Investment in short-term deposits	(40,948)	(15,000)	(122,948)	(99,000)
Redemption of short-term deposits	68,344	35,570	168,163	131,947
Net cash provided by (used in) investing activities	22,389	63,788	(4,932)	(22,139)

Cash flows from financing activities:

Exercise of options to shares	1,318	3,958	5,569	19,075
Proceeds from Employee Share Purchase Plan	1,300	1,309	4,168	3,638
Net cash provided by financing activities	2,618	5,267	9,737	22,713

Net increase in cash and cash equivalents	81,588	102,327	98,860	87,307
Net effect of Currency Translation on cash and cash equivalents	217	(189)	(262)	2,395
Cash and cash equivalents at beginning of period	141,250	179,223	124,457	191,659
Cash and cash equivalents at end of period	$223,055	$281,361	$223,055	$281,361

Supplemental cash flow information:
Income taxes paid (received)	$4,622	$4,686	$15,157	$(3,387)
Non-cash activities
Operating lease liabilities arising from obtaining right-of-use assets	$937	$—	$3,156	$13,141

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue	$27,975	$20,314	$75,602	$55,481
Less:
Share-based compensation	698	828	2,047	2,405
Amortization of intangible assets	5,945	—	15,093	—
Acquisition-related costs	—	—	1	—
Non-GAAP cost of revenue	$21,332	$19,486	$58,461	$53,076

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$121,047	$105,715	$332,859	$291,373
Share-based compensation	698	828	2,047	2,405
Amortization of intangible assets	5,945	—	15,093	—
Acquisition-related costs	—	—	1	—
Non-GAAP gross profit	$127,690	$106,543	$350,000	$293,778

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$94,172	$86,725	$289,916	$245,698
Less:
Share-based compensation	14,748	14,480	43,032	30,490
Amortization of intangible assets	1,299	934	4,055	2,791
Acquisition-related costs	1,445	164	2,230	2,230
Executive severance costs	520	574	520	574
Non-GAAP operating expenses	$76,160	$70,573	$240,079	$209,613

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	$26,875	$18,990	$42,943	$45,675
Share-based compensation	15,446	15,308	45,079	32,895
Amortization of intangible assets	7,244	934	19,148	2,791
Acquisition-related costs	1,445	164	2,231	2,230
Executive severance costs	520	574	520	574
Non-GAAP operating income	$51,530	$35,970	$109,921	$84,165

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$26,656	$20,189	$43,965	$57,065
Share-based compensation	15,446	15,308	45,079	32,895
Amortization of intangible assets	7,244	934	19,148	2,791
Acquisition-related costs	1,445	164	2,231	2,230
Executive severance costs	520	574	520	574
Tax income	(5,761)	(309)	(5,081)	(1,743)
Non-GAAP net income	$45,550	$36,860	$105,862	$93,812

Non-GAAP Earnings per share:
Basic	$0.18	$0.15	$0.42	$0.39
Diluted	$0.17	$0.14	$0.40	$0.37

Weighted average shares outstanding:
Basic	249,475,824	243,508,803	247,865,510	240,394,282
Diluted	260,516,532	256,157,437	259,774,704	253,798,919

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$26,656	$20,189	$43,965	$57,065
Financial income, net	(4,866)	(5,298)	(13,619)	(18,732)
Tax expense	5,085	4,099	12,597	7,342
Share-based compensation	15,446	15,308	45,079	32,895
Amortization of intangible assets	7,244	934	19,148	2,791
Acquisition-related costs	1,445	164	2,231	2,230
Depreciation expenses	2,095	1,769	6,111	5,135
Executive severance costs	520	574	520	574
Adjusted EBITDA	$53,625	$37,739	$116,032	$89,300

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$56,581	$33,272	$94,055	$86,733
Less:
Capital expenditures	(4,784)	(3,322)	(10,893)	(9,269)
Free cash flow	$51,797	$29,950	$83,162	$77,464
Free cash flow margin	34.8%	23.8%	20.4%	22.3%

	For the trailing 12 months ended	For the three months ended
	September 30,	September 30,	June 30,	March 31,	December 31,
	2026	2026	2026	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$180,866	$56,581	$17,589	$19,885	$86,811
Less:
Capital expenditures	(14,849)	(4,784)	(3,068)	(3,041)	(3,956)
Free cash flow	$166,017	$51,797	$14,521	$16,844	$82,855
Free cash flow margin	30.9%	34.8%	11.1%	13.1%	64.3%